Filed by Cinergy Corp.

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company:  Cinergy Corp.

Commission File No. 333-126318

DUKE ENERGY-CINERGY MERGER
FREQUENTLY ASKED QUESTIONS (FAQs) BY STAKEHOLDER GROUP

FOR CINERGY EMPLOYEES AND FOR INTERNAL USE ONLY
(FAQs here for external stakeholder, i.e., Investors, Customers, Policymakers,
Regulators, Suppliers, Partners and Communities, can be
used verbally with these stakeholders.)

UPDATED 10/21/05
7th UPDATE SINCE THE 5/9/05 MERGER ANNOUNCEMENT

Click on the bookmarked (underlined) links below to go to the newly added or updated questions and answers. Most of the new questions have come from the employee meetings hosted by Cinergy or Duke Energy senior officers or via Cinergy Ask iPeople Center or the Duke Portal

A. GENERAL:

25. A little more than four years ago we spent well in excess of $25 million for what seemed to be an awfully ostentatious trade floor. Senior executives at the time justified the expense saying the 5400 building offered a very unique, literally one-of-a kind open floor plan without the usual center core. As a stockholder I’d like to know what will become of this huge investment?

(Added 10/21/05) Also included in E. Employee questions.

B. INVESTORS:

No new Q&A for this update.

C. CUSTOMERS:

No new Q&A for this update.

D. REGULATORS:

14. How does the management plan to sell the merger to the North Carolina and South Carolina commissions?  What are they planning to tell the commissions are the benefits to the rate payers of North Carolina and South

Carolina?
(Added 10/21/05)

E. EMPLOYEES

64. With respect to the functional integration teams, please explain the difference between the roles of the “trading and marketing” team and the “commercial asset management” team. The transition teams that were announced drew a differentiation between these two groups. That’s not the way Duke has been doing its domestic business for the last couple years. So can you comment on whether we’ve identified a strategic direction for how these two groups are going to fit into the organization?

(Added 10/21/05)

65. Will the documents/information on merger savings be shared with employees? If not, why?
(Added 10/21/05)

66. It has been rumored that 1,500 employees could lose their jobs with this merger. Is any consideration being given to offering severance packages based on age and length of service? This could help the older generation who wants to leave and open opportunities for the younger generation. Will early retirement be offered once the merger has been finalized?

(Added 10/21/05)

67. Which specific areas of Duke Energy’s gas business will be impacted by this merger and how?
(Added 10/21/05)

68. A little more than four years ago we spent well in excess of $25 million for what seemed to be an awfully ostentatious trade floor. Senior executives at the time justified the expense saying the 5400 building offered a very unique, literally one-of-a kind open floor plan without the usual center core. As a stockholder I’d like to know what will become of this huge investment?

(Added 10/21/05) Also included in A. General questions.

69. As I look at the merger integration teams that are in place, there appears to be no “new” blood, but rather the same old players, or management’s picks of people they’re comfortable working with. I realize it’s too late to do anything about any of the team memberships at this point, but when will we ever quit letting the “good ole boy network” rule over inclusion, diversity and getting new and fresh ideas and talent? What were the criteria for team selection?

(Added 10/21/05)

70. Can we have a list of everyone who is on the subteams – not just the manager and VP level, but everyone?
(Added 10/21/05)

71. Once the merger is in place, will Cinergy employees continue to have the new 401(k) benefit where we get to move our company match into other stocks right away and not have to wait until a certain age before we do this?

(Added 10/21/05)

F. POLICYMAKERS:

No new Q&A for this update.

G. SUPPLIERS:

No new Q&A for this update.

H. PARTNERS:

No new Q&A for this update.

I. COMMUNITIES:

No new Q&A for this update.

Questions about the merger can be submitted in e-mails to the iPeopleCenter on iPower, or to merger@cinergy.com, or by calling iPeopleCenter at (513) 287-3333 or toll-free (866) 466-MYHR (6947). Questions for which there aren’t immediate answers and anonymous questions will be answered in this continually updated document, which resides on iPower.

A. GENERAL:

1.              Why is Cinergy doing this deal? (Added 5/8/05)

ANSWER: It’s been no secret in our industry that size, scale and scope is the key to growth, if not survival. That fact led to the merger of PSI and CG&E to create Cinergy and our quest for a “transforming transaction” and Duke Energy’s efforts to grow and expand its footprint. This deal meets those objectives by creating a top 10 player in terms of total customers and a top two player in domestic generating capacity, total assets and operating revenue. It brings geographic and fuel diversity to the combined generation mix, and national scale and scope to natural gas and electric power platforms.

This transaction creates North America’s largest diversified utility and gas operations company. The combined company, to be named Duke Energy, will have a total market capitalization of approximately $36 billion (as of the companies’ stock close on May 6, 2005) and will serve 3.7 million electric customers and 1.7 million gas customers in Ohio, Kentucky, Indiana, North Carolina, South Carolina and Ontario, Canada. The combined company will have approximately $27 billion in annual revenues and $1.9 billion in annual net income (combined figures as of Dec. 31, 2004). It will own and/or operate approximately 54,000 megawatts of electric generation domestically and internationally—relying on a diverse fuel mix of nuclear, coal, natural gas and hydroelectric power to meet customers’ needs.

Both companies have similar cultures and a multiple stakeholder focus. Both companies are dedicated to sustainability and environmental leadership, employee and public safety, as well as corporate and social responsibility.

2.              Is there a new company name? (Added 5/8/05)

ANSWER: The name of the combined parent company will be Duke Energy. For now, the Cinergy utility companies, PSI Energy and CG&E, and the Cinergy Hub (energy trading) will retain their name and brand. How and when the Cinergy brand will be used in the future will be determined during integration.

3.              Where is the corporate headquarters? (Added 5/8/05)

ANSWER: The combined company’s corporate headquarters is at Duke Energy’s corporate offices in Charlotte, North Carolina. The headquarters of the operating utilities remain unchanged. The operational headquarters for Cinergy’s utility companies will continue to be in Cincinnati, Ohio. Corporate offices for PSI Energy will remain in Plainfield, Indiana, and in Cincinnati, Ohio, for Cincinnati Gas & Electric Co and Union Light Heat & Power. Duke Power will continue to be headquartered in Charlotte.

4.              What approvals are needed, how long will it take to close the deal? (Added 5/8/05)

ANSWER: The merger is conditioned upon, among other things, the approval by shareholders of both companies, and a number of regulatory approvals or reviews by federal and state energy authorities, including the North Carolina Public Utilities Commission, Public Service Commission of South Carolina, the Public Utilities Commission of Ohio, the Kentucky Public Service Commission, the Indiana Utility Regulatory Commission, the Federal Energy Regulatory Commission (FERC), the Nuclear Regulatory Commission (for assurance of continuing financial qualifications and operational standards), the federal Securities and Exchange Commission (SEC), and the Department of Justice.

The companies anticipate making required regulatory filings by July 1, 2005, with necessary approvals obtained within 12 months thereafter. The company will work to secure necessary government approvals consistent with FERC’s Merger Policy Statement and the Hart-Scott-Rodino Antitrust Improvements Act. The companies intend to seek shareholder approval before the end of 2005.

5.              What happens if the deal doesn’t close in 12 months? (Added 5/8/05)

ANSWER: We’re confident that it will.

6.              Is this a merger or an acquisition? (Added 5/30/05)

ANSWER: It has characteristics of both. In a typical acquisition, the acquiring company usually doesn’t appoint the chief executive of the acquired company to be the president and chief executive officer of the combined company, which is the case with Jim Rogers in this deal. This is why the transaction is occasionally referred to as a merger, combination or integration.

7.              What is eventually going to happen to the Plainfield office? (Added 5/30/05)

ANSWER: Plainfield will continue to be the headquarters for PSI Energy to serve Indiana customers. We’re not sure what the “right size” will be in Plainfield as there will most likely be some consolidation.

8.              When will we be putting the integration teams together?  How will they be staffed? (Added 5/30/05)

ANSWER: See # E.3 below in the EMPLOYEES section.

9.              Describe Cinergy’s baseload generation and their announced plans to pursue Integrated Gasification Combined Cycle (IGCC) technology. (Added 7/8/05)

ANSWER: Cinergy’s generation makeup is as follows:

Regulated generation:
Coal 5,488 MW
Gas 1,263 MW
Oil 259 MW
Hydro 45 MW

Cinergy’s regulated generation is primarily located in the service territory of its Indiana regulated utility company, PSI Energy and consists of four baseload generating stations, eight intermediate and peaking stations, and one hydro station. Since Indiana is regulated and Ohio is not, under a joint operating agreement, PSI Energy’s regulated assets in Indiana are dispatched in conjunction with the deregulated generating assets of Cincinnati Gas & Electric Co. (CG&E).

Unregulated generation:
Coal 4,186 MW
Gas 736 MW
Oil 324 MW

CG&E’s generating assets are deregulated and include seven baseload stations and four intermediate and peaking stations located primarily in Ohio, which is deregulated. One of the deregulated baseload stations is in Kentucky and is scheduled to be transferred to Cinergy’s regulated Kentucky utility, Union Light, Heat & Power (ULH&P). One baseload unit and intermediate and peaking station in Ohio are also scheduled to be transferred to ULH&P.

Cinergy’s unregulated generation also includes combined heat and power (CHP) plants operated and managed by Cinergy Solutions, the company’s on-site energy solutions and utility services subsidiary. Cinergy Solutions’ plants (approximately 5,350 MW) are located in parts of the continental U.S., mostly at large factories and institutions in New York, Maryland, Michigan, Oklahoma, Texas and Ohio.

In October 2004, Cinergy announced its intention to study the feasibility of building one of the first full-scale Integrated Gasification Combined Cycle (IGCC) plants with General Electric and Bechtel Corporation. IGCC technology turns coal into cleaner-

burning gas, while using less water and producing fewer emissions that a conventional coal-fired plant with state of the art scrubbers.

10.       Can you tell us more about Cinergy’s history with nuclear? (i.e., Zimmer, Marble Hill, etc.) (Added 7/8/05)

ANSWER: Both CG&E and PSI had begun nuclear plants in the 1970s and cancelled the plants in 1984. CG&E and its co-owners in the Zimmer plant chose to convert the station to coal-fired, and Zimmer began operation as a 1,300-megawatt coal-fired station in 1991. The nuclear facilities were cancelled primarily because of the increasing costs and licensing uncertainties following Three Mile Island incident.

11.       What is the biggest merger obstacle?  Is it the fact that Duke Energy is not joining an RTO? (Added 8/5/05)
ANSWER: We don’t see any major obstacles. The combination of Cinergy with Duke Energy will yield benefits for our shareholders, our customers and the energy markets as a whole. We believe this merger clearly meets the standards for determining whether a merger is consistent with the public interest at both the state and federal level. In a related development, In late July 2005, Duke Power selected the Midwest ISO as its transmission coordinator, or Independent Entity, to carry out certain transmission functions for the company. While Duke Power is not formally joining the Midwest ISO, the company is retaining the organization to assume responsibility for a number of transmission functions, primarily related to Duke Power’s Open Access Transmission Tariff. These include independently administering the tariff and providing planning services.

12.       I recently saw a cable TV ad running in the Charlotte area on Cinergy Health. It is related to Cincinnati-based Cinergy? (Added 8/5/05)

ANSWER: The two companies are not related. Cinergy Health, Inc., based in Miami, provides non-insurance, health care savings programs.

13.       Following shareholder approval of the merger this fall, will the integration process speed up, including the 1,500 workforce reductions? (Added 8/5/05)

ANSWER: Integration planning is meant to be a thorough process spanning several months and we still believe the merger will close sometime in the first half of 2006. Shareholder approval is one of several steps needed prior to closing. There are also a number of regulatory reviews and approvals that are needed.

14.       Given the fact that Cinergy has a gas business, what is the likelihood of Duke providing gas service in the Carolinas to large business customers? (Added 8/19/05)
ANSWER: Decisions about business expansion and other longer term strategies will be made after the merger closes.

15.       Why isn’t Duke Power considering integrated gasification combined cycle (IGCC) when Cinergy is? (Added 9/21/05)

ANSWER: Consideration of IGCC makes sense for Cinergy in its service territory.  It provides Cinergy with coal cost advantages and reduced emissions and it leverages Cinergy’s previous operational experience with the DOE’s coal gasification demonstration project in western Indiana.  There are also potential opportunities for CO2 capture and sequestration due to the southwestern Indiana geology of the proposed site.  In addition, the governor of Indiana recently signed a bill that provides some tax relief for companies that use IGCC.  The coal cost advantages, carbon sequestration opportunities and tax incentives are not currently available to Duke Power in its service territory.

16.       What experience does Mr. Rogers have in dealing with multinational issues that span many countries, especially with the U.S.’s largest trading partner, Canada?  A significant portion of Duke Energy’s assets and revenues are sourced in non-U.S. sovereign nations that all have different rules and obligations in their respective countries and all play by some different rules.  How well does Mr. Rogers know these rules?  Also, in the future, can we consider calling our operations outside the U.S. by their names, i.e., Canadian, or Latin American and not “international?”  Operations outside the U.S. are not “international” operations to those who work there. (Added 9/21/05)

ANSWER: During his tenure as Cinergy CEO, Jim Rogers has been either directly or indirectly involved in the acquisition, divestiture and operation of a number of energy assets outside the United States, including some in Canada.

Since Cinergy was formed in 1994, it operated a major international business unit that owned and operated power generation, transmission, distribution and renewable energy assets in the United Kingdom, Spain (wind farms), the Czech Republic, Estonia, South Africa, South America, Zambia and Kenya.  The largest asset (acquired in 1996) was half-ownership of Midlands Electricity, a British regional electric utility.

As the UK transitioned to a fully competitive energy market in 1999, Cinergy sold its interest in Midlands at a considerable gain.  Earlier, Cinergy sold its South American assets.

In each of these instances, the company identified future adverse changes in either the regulatory arena or the marketplace, and acted in advance to maximize the value of the investment.  By 2001, most of Cinergy’s sales were generated by growing domestic regulated and non-regulated operations.  With this core business focus, Cinergy began the process of selling many of its international assets and moved the rest into its Commercial (non-regulated) business unit.  Rogers was either directly or indirectly involved in the acquisition and divestiture of these assets.

Currently, Cinergy owns a natural gas marketing business in Canada that it acquired in 2004.  It also owns and operates a combined heat & power (CHP) plant in Zlin, Czech Republic that provides steam and hot water to industrial companies.  Cinergy also owns and operates — either fully or partially:

•                  A natural gas distribution system in Greece near Athens

•                  A transmission & distribution system in the Copperbelt mining region of Zambia in Africa.

•                  An oil-fired generating station that supplies Kenya Power & Lighting Corp. in Africa.

As far as how we refer to our operations, Duke Energy Corporate Communications generally advises anyone writing for company-wide internal audiences to use official business unit names (i.e., DEGT West, DEI Brazil) in their communications. However, when writing for U.S. audiences, such as the U.S. media, regulators or employees based in the United States, it would be appropriate to use the term “international” to describe Duke Energy’s operations outside the United States.

17.       A feasibility study is underway to determine the value of splitting Duke Energy into a power company and a gas company.  What impact does this potential split have on DEA and the trading activity in particular? Do you expect DEA merchant energy assets to be rolled up under the power company? (Added 9/21/05)

ANSWER: On Sept. 13, Duke Energy announced its decision to sell its merchant energy assets in the West and Northeast (link to news release).  As noted in the FERC Section 203 Filing, the DENA Midwest assets will be transferred to Cincinnati Gas & Electric (CG&E) in order to achieve operating efficiencies and to diversify fuel risk.

18.       With the recent announcement concerning the integration teams, I am more uncertain as to the role of Duke Energy Gas Transmission (DEGT) within the new proposed organization.   Is there going to be any operational and/or technical integration of the gas transmission and gas distribution systems? (Added 9/21/05)

ANSWER: Operationally speaking, DEGT will be largely unaffected by the merger of Duke Energy and Cinergy.  No operational level integration of Cinergy’s gas distribution business and DEGT’s transmission systems is planned at this time.  DEGT’s role on the integration team is to ensure that evolving information technology systems (or other such processes) take into account the requirements of DEGT’s businesses and employees.

19.       Jim Rogers says that he wants to “fix the DENA problem.” Does he define this as an asset problem, a market problem, a people problem or some combination of the three?  What are some of the solutions he would propose? (Added 9/21/05)

Editor’s Note: This question was posed prior to the Sept. 13 Duke Energy news release when Duke Energy announced its decision to sell substantially all of the DENA business outside the Midwest over the next year.  Going forward, Duke Energy will remain involved in the merchant sector by building its business off the combination of its Midwest assets and Cinergy’s commercial platform.

20.       With PUCHA out of the way is Duke likely to make another deal before our merger? (Added 9/21/05)

ANSWER: It’s unlikely that Duke would announce another merger before the Cinergy merger closes.

21.       Do we have a consulting firm helping with us with the merger? (Added 9/21/05)

ANSWER: Yes, the firm is Booz Allen Hamilton, which is a leading consultant with extensive experience in large merger integrations.  Booz Allen Hamilton is known for its project management, change management and strategy implementation skills.

22.       What’s envisioned for the Bulk Power Marketing (BPM) function at Duke Power?

(Added 9/30/05)

ANSWER: It’s too early to say – but the Portfolio Operations integration team is currently examining that question.

23.       Can you share a longer term vision for any acquisitions of nuclear assets?

(Added 9/30/05)

ANSWER: Duke Energy is continually evaluating growth opportunities, which may include acquisitions of nuclear assets.  We believe that nuclear facilities can provide an appropriate fuel balance to our generation capabilities.  Plus, Duke Power is noted for its nuclear operating expertise, which is a competitive advantage that can create value for our shareholders.

Needless to say, for competitive reasons, we never disclose our specific interest in any acquisition opportunity until we’ve signed a deal.

24.       In the new regulated electric business model, why is Nuclear pulled out separately? It appears that more efficiencies would be gained by having it report to the Regulated Electric COO. In a future acquisition which includes nuclear assets, wouldn’t the “plug in” approach be more streamlined if Nuclear weren’t separate?

(Added 9/30/05)

Answer: Because Cinergy doesn’t have any nuclear facilities, the initial integration work won’t emphasize nuclear synergies.  We believe that continuing with the existing nuclear reporting structure will ensure continued operational excellence in this area. Nuclear will, however, have a dotted line relationship to the Regulated Electric COO.  Going forward, the optimal reporting relationship for nuclear could be revisited.

25.       A little more than four years ago we spent well in excess of $25 million for what seemed to be an awfully ostentatious trade floor. Senior executives at the time justified the expense saying the 5400 building offered a very unique, literally one-of-a kind open floor plan without the usual center core. As a stockholder I’d like to know what will become of this huge investment?

(Added 10/21/05)
ANSWER: The Trading & Marketing Integration Team announced on 10/21/05 that the decision was made to use Duke Energy’s Westheimer Office Building in Houston for for wholesale gas and power marketing and trading once the Duke Energy/Cinergy merger closes. How and when employees will move to the state-of-the-art Westheimer facility will be determined as part of the ongoing integration process.  Until the merger closes, all DENA and Cinergy employees will continue to work in their respective facilities.  The Midwest Commercial Asset Management and

Regulated Portfolio Operations groups will continue to work out of the Cincinnati, Ohio, offices both before and after the merger closes.

B. INVESTORS:

(FAQs here for external stakeholder, i.e., Investors, Customers, Policymakers,
Regulators, Suppliers, Partners and Communities, can be
used verbally with these stakeholders.)

NOTE: Employees who are also Cinergy shareholders should review these INVESTOR FAQs.

1.              What are the savings generated by this combination? (Added 5/8/05)

ANSWER: Savings and efficiencies will ramp up over the first three years post-merger as merger integration is completed to a steady state of $400 million per year by year three.

2.              What happens to the $9.1 billion? (Added 5/24/05)
ANSWER: The merger will be a stock-for-stock transaction. The $9.1 billion represents the aggregate market value of Duke Common Stock, as of the date of the announcement, that Cinergy shareholders would receive when the merger is completed. The ultimate market value of the Duke Common Stock received by the Cinergy shareholders will be based on the trading price of a share of Duke Common Stock at the time of closing.

3.              What is the official shareholder record date to vote on the merger? (Added 5/24/05)
ANSWER: The shareholder record date will not be determined until the companies determine the date of their special meetings of shareholders to approve the proposed transaction.

4.              How does the stock conversion work? (Added 5/24/05)
ANSWER: Subject to the terms of the Merger Agreement, if the merger is completed, each issued and outstanding share of Cinergy Common Stock will be converted into the right to receive 1.56 shares of Duke Common Stock. If the merger is completed, shareholders and participants in plans will receive information about what steps they must take, if any, to receive Duke Energy shares for their Cinergy shares.

5.              How will dividends be affected? (Added 5/24/05)
ANSWER: In conjunction with the merger announcement, Duke Energy’s board of directors has said that it intends to increase Duke Energy’s dividend by 12.7 percent, or 14 cents a year, for an annual dividend of $1.24. The dividend increase, which will be voted on during the Duke Energy’s board’s June meeting, would be effective with the September 2005 disbursement. As a result of the merger exchange ratio and the anticipated Duke Energy dividend increase, it is expected that Cinergy shareholders will be kept whole at closing with respect to their current dividend. Future dividend levels will be set by the board of directors of the combined company.

6.              When is the price of the CIN and DUK stocks set for the 1.56 to 1 swap? (Added 5/24/05)

ANSWER: The conversion ratio is fixed at 1.56 to 1 regardless of what the stock prices of DUK or CIN shares do between now and the closing. As stated in the Answer to B-2 above: The ultimate market value of the Duke Common Stock received by the Cinergy shareholders will be based on the trading price of a share of Duke Common Stock at the time of closing.

7.              If someone buys Cinergy stock between now and the close of the transaction, do they still get the 1.56 premium exchange for every share of Cinergy stock?  Is there a “blackout” time? (Added 5/30/05)

ANSWER: Any one holding Cinergy stock on the effective date of the merger will receive Duke Energy stock immediately after the close, based on the 1.56 exchange ratio. It makes no difference when the stock was acquired.

8.              Will there be Cinergy stock after the merger? (Added 6/4/05)

ANSWER: No

9.              Where is the new stock coming from? (Added 6/4/05)

ANSWER: A new holding company has been established to be the parent company of Duke and Cinergy. This company, currently named Deer Holding Corp. will issue stock to the Duke and Cinergy shareholders.

10.       Is there an “out clause” on share price?  For instance, what if either company or both companies’ stock drops drastically, i.e., to $15 per share at time of the close?  Or what if something happens at a nuclear plant, etc.? (Added 6/4/05)

ANSWER: The merger agreement provides the parties with certain rights, including the ability to terminate the transaction if there has been a material adverse effect in the other company. If Duke’s stock price drops as a result of an adverse material effect, we could exercise our right. If Duke incurs a material adverse affect related to its nuclear plants or otherwise, we could exercise our right.

11.       When will the proxy be available? (Added 6/4/05)

ANSWER: We are currently working on the proxy materials for filing with the SEC. Definitive proxy materials will be provided to shareholders of record after review by the SEC, which we are expecting in August or September.

12.       Do we anticipate a hostile takeover? (Added 6/4/05)

ANSWER: No

13.       Did a Cinergy officer sell 75,000 shares of stock just prior to the merger announcement? (Added 7/8/05)

ANSWER: No. On Monday, May 16th, a week after the merger announcement, Bill Grealis sold 75,000 shares of Cinergy common stock. In accordance with the federal securities laws, he sold these shares pursuant to instructions in a trading plan, which was effective February 28, 2005, related to his retirement which was effective June 1, 2005.

14.       Cinergy stock (CIN) has traveled in the $35-45 range and Duke Energy (DUK) only in the $21-23 range. This doesn’t look like a good deal….can you explain? (Added 7/8/05)

ANSWER: We’re not sure what time periods you’re referring to, however, as of June 27, the 52-week price range for DUK has been $19.81 - $29.82; for CIN, $36.95-44.92. Since the date of the merger announcement on May 9, the price range for DUK has been $27.48 - $29.82; for CIN $41.07-44.92.

We believe this transaction is a good deal for both DUK and CIN shareholders. If you’ll recall, the transaction calls for CIN shareholders to receive 1.56 shares of Duke Energy common stock for each share of CIN. Using the DUK closing price on May 6, 2005 of $29.36, this exchange ratio implies a value of $45.79, or a 13.4 percent premium over the May 6, 2005 CIN closing price of $40.38. Additionally, the DUK annual dividend was increased to $1.24 per share, which is the same yield CIN shareholders were receiving prior to the merger announcement. This represents a 12.7 percent increase in the DUK annual dividend.

The premium to CIN shareholders reflects management’s belief that the long term value of the combined company is greater than the individual parts.

15.       Will the Duke Energy stock price continue to trade in this narrow window for a while? (Added 7/8/05)

ANSWER: It’s nearly impossible to predict the trading range of any stock—there are too many uncontrollable external factors.

16.       Why did Cinergy’s stock rise and Duke Energy’s fall after the announcement? (Added 7/8/05)

ANSWER: When one company acquires another company, often there’s a predictable short-term effect on the stock price of both. In general, the acquiring company’s stock will fall while the acquired company’s stock will rise. (NOTE: This is a generalization; there can be exceptions to this rule).

The reason the acquired company’s stock usually goes up is that the acquiring company typically has to pay a premium for the acquisition. Unless the acquiring company offers more per share than the current price of the target company’s stock, there’s little incentive for the current owners to sell their shares to the acquiring company.

Likewise, the acquiring company’s stock usually goes down because they must pay more than the target company is currently trading at to make the deal happen. Beyond that, there are often a number of uncertainties associated with acquisitions, such as potential regulatory hurdles or integration issues.

It’s prudent to reflect on the stock price following a major announcement since it gives management real-time feedback and points to opportunities to further educate shareholders on the terms of the transaction. However, it’s the long-term value that management is after—and that’s not measured over days, weeks or even months, but rather over years.

17.       Does the merger agreement preclude the companies from selling or acquiring assets? (Added 8/5/05)

ANSWER: The companies will continue normal business operations during integration, including acquiring assets, as Cinergy did with the Wheatland power plant following the merger. It’s the same for divesting of assets, as outlined in the merger agreement.

18.       Duke changed the terms served by its board of directors from three years to one year. Will that continue following the merger? (Added 8/5/05)

ANSWER: Yes, the merger agreement calls for the new Duke Energy board of directors to be elected annually.

19.       I am a retiree and am wondering about Cinergy’s stock and the Duke merger. I know with the Cinergy common stock it will be converted into 1.56 shares of Duke for each one of Cinergy. How will the preferred stock work?  The preferred stock generally pays a higher dividend. (Added 8/5/05)
ANSWER: Cinergy Corp. does not have preferred stock outstanding. The outstanding preferred stock of CG&E and PSI are not subject to the merger consideration and may remain outstanding or be redeemed in accordance with their respective terms.

20.       Why are both companies’ stocks doing so well? (Added 8/5/05)
ANSWER: Since the announcement of the proposed merger on May 9, the stock price of Cinergy has risen 9 percent while Duke Energy has remained relatively flat.

As we get closer to the merger completion date, the price of CIN should settle to a price approximately 1.56 times that of DUK. This is because the transaction calls for CIN shareholders to receive 1.56 shares of DUK for each share of CIN.

Meanwhile, you may notice that the companies’ stock prices will move in a somewhat tandem fashion since it’s believed that both companies will eventually become one. Therefore, what happens to each company will eventually be the responsibility of the newly formed company.

Since the beginning of 2005, the share price of Duke Energy has appreciated 16 percent; Cinergy’s has appreciated 5 percent. This compares to the S&P 500 and the Dow Jones Utility index which have appreciated two percent and 17 percent over the same period.

Having said that, remember that it’s impossible to predict the movement of the stock price due to the many external factors that affect the stock market.

21.       Why was there a fixed exchange offer for Cinergy shareholders and not a variable one? (Added 8/5/05)

ANSWER: The fixed exchange ratio of 1.56 shares of Duke common stock for each share of Cinergy common stock was the result of negotiations between the parties.

22.       Is shareholder approval a concern for the merger? (Added 9/21/05)

ANSWER: At this time, we believe both companies’ shareholders will approve the merger at their respective special meeting of shareholders.

23.       The decision to exit the DENA business, outside the Midwest, will result in an impairment of $0.88 per basic share. So how can the EPS target be increased by $0.05? (Added 9/21/05)

ANSWER: The 88-cent charge against earnings will be a special, which will not count against ongoing earnings — the measure for employee incentives.   For 2005, the company’s ongoing EBIT target for DENA was a loss of $150 million.  With the decision to exit the DENA businesses, except for the Midwest, and move them to discontinued operations, their results are effectively not included for 2005 when calculating the EPS for short-term incentive purposes.  Consequently, by taking away a portion of the negative drag on the company’s earnings, the EPS target has increased to reflect this.

C. CUSTOMERS:

(FAQs here for external stakeholder, i.e., Investors, Customers, Policymakers,
Regulators, Suppliers, Partners and Communities, can be
used verbally with these stakeholders.)

1.              Will customer rates go up as a result of the merger? (Added 5/30/05)

ANSWER: No. Rates will still be reviewed, approved and regulated by the state regulatory commissions in Ohio, Kentucky, Indiana, North Carolina and South Carolina. Additionally, the utility consumer counselors in those states will continue to represent customers in all rate cases.

2.              Where can I get more information and/or, who can I talk to about the merger? (Added 5/8/05 - Updated 5/24/05)

ANSWER: All publicly available information about the merger can be accessed in the Merger Information Center from either Cinergy.com or Duke-Energy.com. Larger commercial and industrial customers can also contact their Cinergy account rep.

3.              What color will our line trucks be? (Added 8/5/05)

ANSWER: This level of detail is not yet available and will be worked out during the integration.

4.              Duke seems to have a good job in deploying mobile computing; putting SmallWorld and MapFrame in the field for their crews. Will the Cinergy operations be getting that as a result of the merger? (Added 8/5/05)

ANSWER: That’s a good example of a best practice using technology that may become part of the entire combined company. Such considerations and deployments will be part of the integration process.

5.              How will the merger affect the Nantahala Area (Duke area), specifically the call center? (Added 9/21/05)

ANSWER: The impact, if any that the merger will have on back office support areas, such as call centers, will be determined during the integration planning, which officially kicked off on Sept. 15.

D. REGULATORS:

(FAQs here for external stakeholder, i.e., Investors, Customers, Policymakers,
Regulators, Suppliers, Partners and Communities, can be
used verbally with these stakeholders.)

1.              Does the recent ruling by an SEC judge about the 2000 AEP-CSW (Ohio-Texas) merger not being valid because the two companies were not contiguous to each other have any impact or bearing on this transaction? (Added 5/8/05)

ANSWER: No, that ruling was specific to the AEP-CSW merger. The Cinergy and Duke Energy systems are interconnected through PJM and TVA.

2.              Will Cinergy’s gas utility business (the “G” in CG&E) be sold following the close of the merger? (Added 5/24/05)

ANSWER: There are no plans to unbundle or spin-off Cinergy’s gas utility operations. The references to “the gas side of the business” that have been made in the media are to Duke’s wholesale gas pipeline and field services businesses. The proposed organization structure for the combined company retains Gas Operations within CG&E.

3.              Where can I get more information and/or, who can I talk to about the merger? (Added 5/8/05 - Updated 5/24/05)

ANSWER: All publicly available information about the merger can be accessed in the Merger Information Center from either Cinergy.com or Duke-Energy.com. You can also contact the Cinergy representative with whom you have a relationship.

4.              Will there be any rate freezes to get merger approvals? (Added 7/8/05)

ANSWER: With the planned environmental construction program for Cinergy to comply with the EPA’s recent Clean Air Interstate Rule (CAIR) and mercury rules, it is unlikely that any of the Cinergy companies will be in a position to freeze rates as a condition of merger approval. PSI currently has a petition pending before the Indiana Utility Regulatory Commission (IURC) seeking approval and subsequent rate recovery of new pollution control expenditures. Rates in Ohio for residential customers have been frozen for more than 10 years with the freeze to expire at the end of 2005. ULH&P’s generation and transmission rates are frozen through 2006, and the company is required to file a rate application with the Kentucky Public Service Commission in 2006 to set new rates for 2007.

5.              Will the Rate Stabilization plan be changed in Ohio? (Added 7/8/05)

ANSWER: The Rate Stabilization Plan was approved by the Public Utilities Commission of Ohio (PUCO) to extend the transition period for customer choice in the CG&E service area because the competitive market had not developed to the extent that the PUCO had originally anticipated. We anticipate that the RSP will remain in place through 2008 and will not be affected by the merger.

6.              Are North Carolina and South Carolina deregulated?
ANSWER: No.

7.              When and how could the City of Cincinnati intervene in the merger? (Added 8/5/05)

ANSWER: No approval is required from the City, but it has the right to intervene at the state and federal level. Greg Ficke, President of CG&E, has met with the City administration about the merger and those conversations will continue.

8.              Can the joint owners of Cinergy’s power plants be intervenors? (Added 8/5/05)

ANSWER: Joint owners have the opportunity to intervene in the regulatory proceedings at the state and federal level. They can do so as joint owners and as participants in the regional power markets. We will follow the provisions of the joint ownership agreements as we did in the original Cinergy merger.

9.              What are the jurisdictions in which Cinergy does business – both regulated and unregulated? (Added 8/5/05)

ANSWER: Cinergy’s regulated service area spans 25,000 square miles and includes all or portions of 69 counties in Indiana, all or portions of ten Southwestern Ohio counties, including the City of Cincinnati and suburbs, and all or portions of six Northern Kentucky counties. Cinergy’s unregulated operations include commercial power operations with headquarters in Cincinnati, commercial gas operations headquartered in Houston and Cinergy Solutions, the company’s on-site energy solutions and utility services subsidiary with customers in 28 U.S. states and Canada.

10.       Will New Source Review lawsuits have any impact on completing the merger? (Added 8/5/05)

ANSWER: Both companies are involved in litigation under New Source Review, and the cases are proceeding. The litigation was reviewed in the due diligence process prior to the merger announcement and is not expected to have an impact on completing the merger.

11.       Is it true that the DENA assets (Midwest power plants) will be put in CG&E’s rate base? (Changed 8/8/05)
ANSWER: The merger agreement provides that Duke and Cinergy will use their reasonable best efforts to transfer certain DENA assets from Duke to CG&E. This transfer will require regulatory approval by the FERC and there can be no guarantee that such approval will be obtained or will be obtained on terms or with conditions acceptable to the companies. Since Ohio has gone through electric restructuring, the rate base associated with CG&E’s generation has been eliminated and our Ohio generation is now unregulated. Consequently, the DENA assets, if transferred to CG&E, would remain in the nonregulated portfolio.

12.       What state regulatory approval will be required regarding shared services?

(Added 9/30/05)

ANSWER: Duke Energy and Cinergy have submitted shared services information for approval by the utility commissions in North Carolina, Indiana, Ohio and Kentucky.  No approval of affiliate agreements is required in South Carolina.

13.       What are major concerns of regulators, legislators, Town of Plainfield?

(Added 9/30/05)

ANSWER: Other than the merger of PSI and CG&E to form Cinergy, Indiana utility regulators have not had good experiences with mergers, so they naturally have some concerns.  We haven’t heard that much from the legislature.  PSI’s headquarters town of Plainfield is supportive and would like to see an opportunity to compete for part of the business.

14.       How does the management plan to sell the merger to the North Carolina and South Carolina commissions?  What are they planning to tell the commissions are the benefits to the rate payers of North Carolina and South Carolina?

(Added 10/21/05)

ANSWER: On Monday, Oct. 10, Ellen Ruff, group vice president of planning and external relations for Duke Power, testified before the Public Service Commission of South Carolina (PSCSC) on the benefits of the merger with Cincinnati-based Cinergy.  Those same benefits – low rates and even stronger customer service – will be noted when Duke testifies before the North Carolina Utility Commission in early December.

E. EMPLOYEES:

NOTE: Employees who are also Cinergy shareholders should review the INVESTOR FAQs above

1.              Is this a merger or an acquisition? (Added 5/30/05)

ANSWER: It has characteristics of both. In a typical acquisition, the acquiring company usually doesn’t appoint the chief executive of the acquired company to be the president and chief executive officer of the combined company, which is the case with Jim Rogers in this deal. This is why the transaction is occasionally referred to as a merger, combination or integration.

2.              In the May 9, 2005, announcement and news conference, it was stated that an estimated 1,500 jobs or 5 percent of the combined 29,350-employee workforce would be reduced in the final consolidation. How was this number determined?  Where will those reductions occur and when, and what is the percentage of positions being reduced in Cinergy or Duke Energy? (Added 5/8/05 – Updated 5/30/05)

ANSWER: The figure stated is an estimate and was arrived at by analyzing the payroll amounts of both companies and comparing them to the synergies and savings achieved in the last several utility mergers of similar size. It is premature to identify specifically where these reductions will occur.

3.              When will the integration team be named, who will be on it and what is the scope of the team’s work? (Updated 8/25/05)

ANSWER: The functional team leads were announced August 24. (Click here to see the structure of the Integration Team and the 23 functional areas). The work of the functional team leads will be coordinated by the eight previously announced integration leads. They will also work closely with executives at both Duke and Cinergy who lead the functions they’re assigned to. Each functional team lead will form subteams, as needed, to address specific areas.

Integration leads will serve as a resource to functional team leads, clarify targets and objectives, and assure that designs and plans are consistent with integration objectives. Functional team leads are responsible for designing and implementing processes that support the business models that will be announced at the time of the Integration Teams’ kickoff meeting September 15-16 in Charlotte. They will also be responsible for achieving the synergies assigned to each functional area.

The integration process will examine all aspects of the businesses and assess how we might best combine the two companies. As you know, the steering committee consisting of Paul Anderson, Fred Fowler and Jim Mogg from Duke and Jim Turner and Jim Rogers from Cinergy will oversee this effort.

Leadership involvement in the integration effort does not imply selection for a specific role in the post merger organization. The integration leads and their respective functional leads are listed below:

Bill McCollum

•                  Transmission & Distribution: Rob Manning, VP Power Delivery, Central Region, Duke Energy

AR Mullinax

•                  Information Technology: Chris Heck, VP Sales & Marketing – DukeNet, Duke Energy; Steve Hinkel, GM Technology Solutions, Cinergy

Fred Newton

•                  Enterprise Services: Angi Clinton, VP Enterprise Services, Duke Energy

•                  Supply Chain: Craig Weida, VP Continuous Improvement, Cinergy

Ron Reising

•                  Finance: Sally Whitney, VP / PD Financial Reengineering Project, Duke Energy

•                  Risk management: Todd Hermanson, VP Global Risk Management, Cinergy

•                  Investor relations: Julie Dill, VP Investor & Shareholder Relations, Duke Energy

•                  Internal audit: Dorothy Ables, VP Audit Services & Chief Compliance Officer, Duke Energy

Caryn Riggs

•                  Customer service: Todd Arnold, VP Customer Care, Cinergy

•                  Retail marketing & sales: Ted Schultz, VP Large Business Customers, Duke Energy

John Roebel

•                  Regulated generation: Barry Pulskamp, VP Power Generation, Cinergy

•                  Non-regulated generation: Curtis Davis, GVP Energy Generation, Duke Energy

•                  Solutions: Steve Harkness, President Energy Services, Cinergy

•                  Regulated portfolio operations: Chris Fallon, Manager, Performance Engineering Studies, Duke Energy

Chris Rolfe

•                  Human resources: Tim Verhagen, VP Human Resources, Cinergy

•                  External relations: Stephen De May, VP Energy & Environmental Policy, Duke Energy

•                  Legal: Paul Newton, VP and General Counsel, Duke Energy

Bill Slaughter

•                  Trading & marketing: Jim Fallon, President Cinergy Marketing & Trading,

•                  Cinergy

•                  Commercial asset management: Greg Harper, GVP Energy Marketing & Management, Duke Energy

•                  DEGT interface: Pat Gibson, VP Strategic Planning & Risk Management, Duke Energy

•                  DEFS interface: Bill Slaughter, Retired Executive, Consultant, Enterprise Development, Duke Energy

•                  International: Richard McGee, President Duke Energy International, Duke Energy

•                  Strategy & business development: Bob Irvin, VP Strategy & Integration, Duke Energy

4.              What happens to retirement and pension plans, health care and other benefits? (Updated 5/30/05)
ANSWER: How the two companies’ retirement plans, health care plans and other benefits will be integrated - and when - will be determined during integration. As many of you may know from the CG&E and PSI merger, benefit plans were integrated over a period of time after the merger and a common set of benefits was implemented for Cinergy. We can expect a similar process, and will look at ways to combine efforts and do things more efficiently during integration.

5.              Will we get Duke’s 401(k) matching policy? (Added 6/4/05)
ANSWER: The 401(k) plan will not be looked at in isolation from other benefits. During integration, the total rewards package will be evaluated compared to market benchmarks and best-practices.

6.              How will employees’ 401(k) plans (with ‘shares’ of Cinergy stock) be treated?  The ‘shares’ in employee 401(k) plans aren’t the same as actual Cinergy stock. (Added 5/30/05)

ANSWER: All Cinergy common stock in the 401(k) plan will be replaced by Duke Energy stock, again based on the 1.56 conversion ratio. And, yes, the stock in the 401(k) plan is “real.”  To figure out the number of shares you beneficially own in the 401(k) plan, you take the dollar value in the stock fund at any point in time and divide by the current stock price.

7.              Will early retirements (“early outs”) be offered? (Added 6/4/05)
ANSWER: As both companies work through integration, consideration will be given to all options when deciding how to accommodate situations where duplicate or excess staff exists.

8.              Will Duke honor our bargaining unit agreements?  What impact does this have on our unions? (Added 5/8/05 – Updated 6/4/05)

ANSWER: The merger agreement specifically recognizes the bargaining unit contracts for both Cinergy and Duke. Any issues will be covered by bargaining unit agreements.

9.              Is there a clerical/technical union at Duke? (Added 5/30/05)
ANSWER: No.

10.       What impact does this have on Cinergy’s CIN-10 (Continuous Improvement), IT Sundance and F&A initiatives?  Are we still committed to the CIN-10 savings and corresponding earnings targets this year and next? (Added 5/8/05)

ANSWER: These initiatives will continue, and where it makes sense to do so, will be incorporated into our merger integration efforts. Our commitment to achieve CIN-10 savings and our earnings targets remain.

11.       Will maintenance jobs in power plants continue to go away? (Added 6/7/05)
ANSWER: Reductions in specific jobs related to CIN-10 initiatives will continue to go forward. These issues continue to be discussed with the applicable bargaining units.

12.       Is Cinergy’s “no layoff policy” being maintained?  If not, why and when will staff reductions be communicated to employees and how, and which areas will be affected? (Added 5/8/05 - Updated 5/30/05)

ANSWER: We believe that staff reductions will be about 5 percent of the combined 29,350-employee workforce and that they will be achieved through the combination of attrition, redeployment and severance. Our goal is to minimize the impact on employees. It is premature to identify specifically where these reductions will occur.

13.       Can we contact our counterparts at the other company?  If not, when?  And if the employees at the other company contact us, what do we do? (Added 5/8/05)

ANSWER: Any issues that may require contacting the other company or if you are contacted by the other company, should be immediately referred to the integration team. Information contacts between companies is why the integration team is being established.

14.       Which Cinergy and Duke Energy senior executives will be running the combined company and when will the transition take place? (Added 5/8/05)

ANSWER: Upon completion of the merger, Duke Chairman Paul Anderson will be Chairman of the combined company, and Jim Rogers will be President and CEO. Fred Fowler of Duke Energy will be president and chief executive officer of gas operations reporting to Jim Rogers on operations and Paul Anderson on strategy, pending completion of a strategic review of the portfolio. Other executive positions will be determined during the course of merger integration.

15.       Will retiree pensions change as the result of the merger?  (Added 5/24/05)

ANSWER: No, accrued pensions (the pensions retirees are receiving right now) and retirees’ vested accounts under the 401(k) plan will not change as a result of the merger with Duke Energy.

16.       There were news reports in mid-May that Duke Energy was outsourcing some of its Human Resources operations. Will that also happen at Cinergy following the close of the merger?  (Added 5/24/05)

ANSWER: Duke Energy had planned this and other cost-reduction activities for some time and these activities are unrelated to the merger. Much of what Duke is outsourcing in HR is already outsourced at Cinergy. As part of the integration, HR, like all other departments, will be evaluating where it makes sense to combine processes and programs for efficiency. As it was explained during the merger announcement, job consolidations in these and other areas in both companies may result in some staff reductions. Those will be achieved through a combination of attrition, redeployment, severance and other efforts. Our goal is to minimize the impact on employees.

17.       Will Cinergy’s gas utility business (the “G” in CG&E) be sold following the close of the merger? (Added 5/24/05)

ANSWER: There are no plans to unbundle or spin-off Cinergy’s gas utility operations. The references to “the gas side of the business” that have been made in the media are to Duke’s wholesale gas pipeline and field services businesses. The proposed organization structure for the combined company retains Gas Operations within CG&E.

18.       What percentage of Duke Energy’s workforce is union and what percentage is Cinergy’s? (Added 5/30/05)

ANSWER: About 15 percent of Duke’s workforce in the U.S. and internationally is represented by unions. In Duke’s regulated operations, about 10 percent of employees are part of a union. The percentage of Cinergy’s workforce that is unionized is 52 percent and this information is available on the employee census information on iPeople on iPower.

19.       Are Duke Energy’s employee demographics similar, that is, do they too have an aging workforce? (Added 5/30/05)

ANSWER: Yes, the employee demographics in their regulated operations, Duke Power, are similar to Cinergy’s.

20.       Will the 85 point rule for retirement under the traditional pension plan change with the merger? (Added 5/30/05)

ANSWER: There is no current intention to change the 85 point rule.

21.       A phone line was set up during the last merger for employees to have available to ask questions, obtain information. Will there be something similar established this time? (Added 5/30/05)

ANSWER: See #27 below.

22.       We heard that Duke had recently sent a letter to all retirees advising that Duke intended to terminate their retiree medical benefit program. Is Duke going to do the same thing to Cinergy employees?  (Added 5/30/05)

ANSWER: Duke Human Resources has confirmed to Cinergy that they have NOT communicated to retirees that they plan to terminate retiree health care benefits in 12 months or within any other time frame.

23.       Will Cinergy’s 401(k) Plan accept Duke stock shares? (Added 5/30/05)

ANSWER: Yes, it will happen automatically at the time of the merger.

24.       Who manages Duke’s 401(k) plan? (Added 5/30/05)
ANSWER: Hewitt Associates.

25.       Will the hiring freeze be lifted?  It seems that Managers are far removed from being allowed to make decisions with hiring freezes in place. Shouldn’t managers be given the flexibility to manage by budget rather by number of personnel? (Updated 8/19/05)
ANSWER: Cinergy has a “hiring freeze” in place for discretionary and incremental hiring. All hiring and staffing requests, including for operational areas such as the call centers where employee turnover is higher and where minimum staffing levels must be maintained, are being reviewed rigorously by Jim Rogers and his staff. This review does two things: It helps manage costs and helps manage additional headcount increases until more is known about the combination of Duke and Cinergy.

26.       What should we say to friends and family members who are shareholders as to how they should vote on the deal? (Added 6/4/05)

ANSWER: You should tell them to read the proxy and other related SEC materials of the company as they become available and which they will receive and make their own determination.

27.       Where can I get more information and/or, who can I talk to about the merger? (Added 5/8/05 - Updated 5/24/05)

ANSWER: 1) Your manager or supervisor is a good place to start, and 2) attending one of the senior management field visits to ask questions is strongly encouraged (contact Rachelle Caldwell at 513-287-2363 for times, dates and places). 3) Read the weekly merger update e-mail sent to all employees. It includes a timeline and regulatory checklist of critical filings. 4) Check for updates to this document on iPower and read the weekly Cinergy Now newsletter. 5) Additionally, questions about the merger can be submitted in e-mails to the iPeopleCenter on iPower, or by calling iPeopleCenter at (513) 287-3333 or toll-free (866) 466-MYHR (6947). Questions for which there aren’t immediate answers will be captured and answered on iPower.

28.       Duke employees moved from the traditional pension to the cash balance program in 1990’s. Will Duke require the same for Cinergy employees after the merger effective date? (Added 6/10/05)

ANSWER: It would be premature at this point to speculate on how the companies’ retirement plans will be integrated, or when. We understand that resolution of this issue is extremely important to Cinergy and Duke Energy employees and we commit to communicate decisions regarding this issue as quickly as possible.

29.       It’s been rumored that all the energy traders at Cinergy have resigned. Is this true?  If so, do you see this as an indication of potential problems as it relates to key personnel for both companies? (Added 7/8/05)

ANSWER: It is true that some of Cinergy’s energy traders have resigned. This is a very competitive market today as several banks and hedge funds have taken an interest in energy trading and have offered very competitive opportunities for experienced energy traders. This is very common in this industry and we have grown to expect a high turnover in this area versus the turnover rate in the remainder of the organization. Cinergy still has a staff of experienced, successful energy trading personnel and doesn’t see these resignations as an indication of potential problems as it relates to key personnel for either company.

30.       How many of Duke Power’s employees are contractors? (Added 7/8/05)

ANSWER: Duke Power uses contractors for many services, including tree trimming, line work and staff augmentation during outages. On any given day, the number of contractors Duke Power is using may vary widely, depending on work load.

31.       Now that Duke has gone to AMR (automated meter reading), will they lay off their meter readers?  Is their metering system more electronic? (Added 7/8/05)

ANSWER: Through attrition and internal moves to other jobs, Duke Power replaced company meter readers with contracted meter readers and has had an all-contractor meter-reading workforce since 1997. The AMR meter replacement program began in 2001, so no meter readers were laid off as a result of AMR technology implementation.

32.       Do Duke linemen make more than Cinergy linemen? (Added 7/8/05)

ANSWER: While we don’t discuss employee salaries, we can say that union salaries are determined during contract negotiations, and Duke Energy and Cinergy conduct benchmark studies to ensure employee salaries align with similar jobs in the market.

33.       How many reps does Duke have that handle bankruptcies?  Will this be outsourced? (Added 7/8/05)

ANSWER: This level of detail is not yet available and will be worked out during the integration.

34.       What is Cinergy’s underfunded pension liability? (Added 7/8/05)
ANSWER: The funding level of the companies’ pension plans can move up or down significantly over short periods of time due to the fact that the funding level depends on a number of factors, such as rates of return on plan assets, discount rates and the level of interest rates.

In any event, Cinergy and Duke Energy are both in full compliance with the minimum funding requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

In the companies’ 10-K filings, as of the measurement date, September 30, 2004, it was reported that Cinergy had an underfunding of $557 million and Duke Energy was underfunded by $334 million. Disclosures in the 10-K filings are based on Generally Accepted Accounting Principles (GAAP), rather than ERISA, which drives the funding of U.S. pension plans.

In 2004, Cinergy contributed $115 million to its pension plans, supporting their continued stability. An additional $100 million is budgeted to be contributed to the plans in 2005.

In the fourth quarter of 2004, after the measurement date, Duke Energy made pension plan contributions totaling $269 million, which were not reflected in the funded status of the plan.

Why don’t the companies contribute even more?  It doesn’t always make financial sense to fund at higher levels. For one thing, there is a limit on how much the companies can deduct on their tax returns on an annual basis. Secondly, the companies need to optimize their use of cash among various requirements such as environmental improvements. All of these factors are considered when developing a funding strategy.

35.       Can the Cinergy and Duke “pension funds” be co-mingled? (Added 7/8/05)
ANSWER: Generally speaking, yes. Funds of separate, defined-benefit retirement plans can be held under one master trust and invested with each plan retaining its own funded status. Using a master trust does not change the funding levels of the separate plans or the company’s future funding obligations. Separate plans can also be merged, with the assets of the separate plans becoming assets of a single, new plan. In the case of merging plans, the funding level and the company’s future funding obligations are determined with respect to the new plan. Decisions regarding the Cinergy and Duke Energy plans will be reached during integration.

36.       Is Duke Energy also in a hiring freeze? (Added 8/5/05)

ANSWER: No. However, like Cinergy, Duke is reviewing all hiring decisions that may be impacted by the merger.

37.       Is Duke Energy’s IT outsourced? (Added 8/5/05)

ANSWER: Duke Energy relies on a variety of IT resources to meet its business needs. However, the company regularly evaluates the most appropriate mix to align with evolving business needs and will continue to use a variety of resources, as appropriate, which can include in-house IT resources, contract personnel and outsourcing in certain areas.

38.       What system does Duke Energy use for Time and Labor? (Added 8/5/05)

ANSWER: Duke Energy currently uses two time reporting systems; the Corporate Time Reporting System is more prevalent. A second system, known simply as the Time Reporting System, is used by employees in Duke Energy Gas Transmission and Duke Energy Field Services. A key deliverable of Duke Energy’s HR outsourcing contract with Hewitt Associates is a single time reporting solution, scheduled to be implemented in January 2007.

39.       Is the Duke workforce comparable to Cinergy in diversity? (Added 8/5/05)

ANSWER: Yes. Duke Energy’s workforce demographics are similar to Cinergy with some differences; Duke Energy has approximately 3,100 Canadian and 900 South American employees. Maintaining a diverse and inclusive environment is called out in Duke Energy’s charter and is put into practice through the work of Duke Energy’s Diversity Council, which is sponsored by the Chief Operating Officer and Chief Development Officer. Duke Energy’s Diversity and Employee Development organization reports to the Chief Development Officer and is responsible for helping the organization implement initiatives directed by the Diversity Council. Duke Energy’s workforce challenges are similar to other companies and are related, in part, to an increasingly higher percentage of “baby boomers” becoming eligible to retire. With that in mind, Duke Energy’s leadership team is focused on succession planning and talent development.

40.       How deep in the organization will the Integration Team go for employees to serve on integration teams? (Added 8/5/05)

ANSWER: A process is being developed by the Integration Team that will consider many factors in staffing the teams. For more information, see the August 1, 2005 merger update e-mailed to all employees announcing the Integration Steering Committee members.

41.       Is it true that Duke IT is de-centralized around their various lines of business and is that the model that will be adopted? (Added 8/5/05)

ANSWER: It’s too early to tell if that will be the model or the structure. Again, the integration process will look at what is working best and delivering the highest value.

42.       Will benefits change for Cinergy employees if the merger is approved and, if so, when? (Added 8/5/05)

ANSWER: Under the terms of the merger agreement, the combined company will, for one year following the merger, maintain compensation and benefits for current non-union Cinergy employees, which, in the aggregate, are no less favorable than those provided to Cinergy employees prior to the merger. Any changes in benefits after this one-year period will be addressed during the merger integration process. Union represented employees at Duke and Cinergy have different contract agreements and different contract lengths. The merger agreement specifically recognizes both companies’ bargaining unit contracts. After the merger, any changes in union benefits would be made in accordance with current collective bargaining agreements or negotiated with each union as applicable.

43.       The Sec. 203 application filed with the FERC states that as part of the merger Duke will transfer to Cinergy either DENA’s facilities in the Midwest or all of DENA. The application goes on to say that it is more likely that DENA will be entirely transferred to Cinergy. Does this mean that management of all of DENA’s generation assets and trading/marketing operations will be moved to Cincinnati? (Updated 9/21/05)

ANSWER: On Sept. 13, Duke Energy announced its decision to sell substantially all of the DENA business outside the Midwest over the next year.  Going forward, Duke Energy will remain involved in the merchant sector by building its business off the combination of its Midwest assets and Cinergy’s commercial platform.  At the September 15 merger integration kick off, we announced that electric operations for the nonregulated business will be directed out of Cincinnati. The marketing and trading business will be based in Houston.  Integration teams have begun working and once they have detailed models of the new, combined operations, they will look at how to best assign resources

44.       When will pension and benefit issues be decided? (Added 8/5/05)
ANSWER: All benefits and benefits issues will be addressed during the integration process.

45.       This is the time of year for Cinergy’s budget process. How does the merger impact that, especially the merger savings? (Added 8/19/05)

ANSWER: At both Cinergy and Duke Energy, the normal budget process should be followed as outlined, to the extent possible. Until the integration process is underway, budget implications of the merger may not be fully quantifiable. Budget adjustments may be needed as the integration progresses and they will be communicated at the appropriate time.

46.       DENA Finance and Accounting groups seem to be losing experienced personnel at an alarming rate. The transition to a combined Cinergy/DENA Merchant Generation will take time. Until then, we still have businesses to run. The enhanced severance offer to DENA (DEA?) employees does not seem to be slowing the rate of attrition. Has management considered retention pay or some other offer to retain personnel? (Added 8/19/05)

ANSWER: Earlier this year, the DENA severance package was enhanced and the minimum severance package is currently 24 weeks of base pay. While it’s true that attrition remains a concern, internal surveys and interviews with DENA employees reflect that a variety of elements create an engaging work environment and help stimulate retention. A team of employees was formed and has made recommendations to management which involve a number of initiatives and these are being rolled out, or in some cases, further considered. A financial element is part of the recommendations still under consideration.

47.       I see that a committee has been named to consider what needs to be done to effectively join Duke and Cinergy. None of these people are currently holding positions that (in my opinion) are in touch with day-to-day employee concerns at a generating station. Why not? How does this group fit into that picture of day-to-day employee concerns working rotation shifts? Am I wrong? (Added 8/19/05)
ANSWER: The Integration Team that was recently named will oversee the effort to combine the two companies and will define the structure and process that will be used by merger teams in the functional areas. These merger teams will deal directly with the ‘day-to-day’ operation of the individual areas within Cinergy and Duke, such as the fossil-fuel generating stations, and will report to the Integration Team. Those team participants have yet to be selected. They will be selected based on a number of factors which may include knowledge of the day-to-day work and processes.

48.       I note that two of Duke’s four members of the Cinergy integration team are consultants (Messrs. Slaughter and Race). Were there no employee executives available for these roles? (Added 8/19/05)
ANSWER: Rick Race, who leads the integration team’s Program Management Office is a Duke Energy employee in Tom O’Connor’s strategy organization. His formal title just happens to include the word “consultant.”  Bill Slaughter is a retired Duke Energy executive with 23 years of experience working for Duke Energy and its predecessor companies. The Integration Steering Committee believes Mr. Slaughter’s deep knowledge of the company and broad experience with mergers uniquely qualify him for his current role.

49.       What effect will this merger have on DENA employees if the DENA assets are transferred into Cinergy? Will there be the opportunities for employees to move about inside of Cinergy, with as many opportunities for advancement? (Updated 9/21/05)
ANSWER: On Sept. 13, Duke Energy announced its decision to sell substantially all of the DENA business outside the Midwest.  Going forward, Duke Energy will remain involved in the merchant sector by building its business off the combination of its Midwest assets and Cinergy’s commercial platform.  Future staffing will be one of the considerations for the merger integration teams and it will be a fair process.  As we have stated previously, once we know what the structure of the new organization will be, available and qualified candidates from both Duke and Cinergy will be considered for all positions.  The best candidates will be chosen for the job in all cases.

50.       I attended the August Open Forum, but didn’t have a chance to ask my question.  This is for Jim Rogers: Please describe Cinergy’s current (pre-merger) pension plan for working folks. You may recall that Duke switched over to a cash balance pension plan in 1997. Has Cinergy done likewise, or has Cinergy retained a traditional pension plan? What will be Cinergy’s post-merger pension plan? (Added 9/21/05)
ANSWER: Beginning in 2002 and ending in early 2006, Cinergy provided their various employee groups with the choice between the traditional final average pay pension plan and a new cash balance program.  The choice period was spread over that time period due to various contract expiration dates and subsequent negotiations with various unions.

Currently, approximately 19 percent of Cinergy employees participate in the cash balance option, while 81 percent chose to remain in the defined benefit plan.  All new employees who were hired as early as Jan. 1, 2003 (again depending on the employee group) can only elect between two cash balance programs.

How the two companies’ retirement plans, health care plans and other benefits will be integrated - and when - will be determined during integration.

51.         Jim Rogers said that he wanted people to know what the organization will look like (and where they fit in) by Thanksgiving. Is that just to a certain level of employee, or will all employees know by Thanksgiving what their position will be in the merged company? (Added 9/21/05)

ANSWER: By the fourth week in November (U.S. Thanksgiving), not all employees will know what their position will be in the merged company. We expect that the most senior level officers will have been named by that time – approximately the top 30.

52.         Jim Rogers has said that Cinergy has managed its workforce without layoffs, but I know that Cinergy – like Duke – has reduced or restructured its workforce.  How does Rogers define a layoff and how has Cinergy achieved its reductions? (Added 9/21/05)
ANSWER: A layoff is when the company eliminates an employee’s current position and doesn’t give the employee the option to remain with the company in another capacity.

When Cinergy restructures its business and positions are eliminated, the company attempts to identify other jobs for affected employees through its redeployment program. If the employee wants to continue to work for Cinergy, in most cases, another job is made available, although the work location and type of work may differ from what the employee had been doing. Through redeployment, Cinergy has been able to manage its workforce levels without using involuntary layoff programs during Rogers’ tenure.

The company also uses voluntary programs, such as early retirement incentives, to manage its workforce levels.

Rogers has stated that he hopes to continue to avoid layoffs and to manage workforce reductions resulting from the Cinergy/Duke Energy merger through a variety of approaches.  Those approaches will be determined during the integration planning process.

53.         Recently, Cinergy Marketing & Trading management has told employees that they should not expect to be part of the Duke/Cinergy merger. How does this message fit in with the strategic goals of the Duke/Cinergy merger? Is the non-regulated marketing and trading function a strategic fit in the long-term plans of Duke Energy? (Added 9/21/05)

ANSWER: To the knowledge of Cinergy Marketing & Trading (CMT) senior management, no member of management has commented to CMT employees that they should not expect to be part of the merger.

On Sept. 13, Duke Energy announced that it plans to sell substantially all of Duke Energy North America’s (DENA) physical and commercial assets outside the midwestern United States.  Going forward, Duke Energy will remain involved in the merchant sector by building its business off the combination of its Midwest assets and Cinergy’s commercial platform.  While there will be a marketing and trading component to the company’s strategy following the Duke /Cinergy merger, commercial deals will be much shorter-termed and require less capital.  See the Sept. 13 Duke Energy news release for more details.

54.       With the Cinergy merger on-going, I would like to know what Cinergy’s policies are on the following: sick time, vacation, holidays, retirement, tuition reimbursement and relocation.  Also will we be changing any of our policies due to the merger? (Added 9/21/05)

ANSWER: It would be difficult to completely describe Cinergy’s or Duke Energy’s policies on these topics in a limited amount of space.  As part of the HR merger integration process, a sub-team will be reviewing policies from both companies and recommending policies for the new combined company going forward.

55.       If I am offered a position to relocate to Cincinnati as a result of the merger and I turn it down, will I lose my severance?  Even if there is no relocation compensation offered? (Added 9/21/05)

ANSWER: As part of the HR merger integration team, there will be a Transition Issues Team that will review Duke Energy’s and Cinergy’s policies and recommend policies for these types of issues.  As decisions are made, they will be communicated to employees when appropriate.

56.       I’ve never been through a merger.  Is it a big deal to employees? (Added 9/21/05)

ANSWER: Every merger brings changes, challenges and opportunities, and this one will be no different. Employees who have experienced mergers or acquisitions will tell you that the impact will affect everyone to varying degrees. Not knowing exactly what changes will occur can be uncomfortable for some and exciting for others. We all know that no one can safeguard our future. But each of us can take this opportunity to focus on making our new company the standard against which all others are measured.  Our leadership is inviting us to earn the right to continue to serve our stakeholders in even better ways than we have before.

57.       Do Jim Rogers or Paul Anderson plan to visit Plainfield, Ind.?

(Added 9/30/05)

ANSWER: Paul Anderson and Jim Rogers will attend a Cinergy senior leadership meeting in Plainfield on Oct. 20.  It’s expected that Anderson and Rogers will make other trips to Plainfield (and other Duke and Cinergy locations) for employee meetings, especially following the completion of the merger.

58.       Was any thought given to reversing the dotted line reporting relationship on the electric utility model, particularly in light of regulatory issues?

(Added 9/30/05)

ANSWER: We considered several structures, but chose this one because it met our four key design criteria:

1.               It establishes local accountability for financial performance and preserving the local brand.

2.               It creates a sharp focus and clear accountability for establishing best practices and cost-efficient operations for fossil/hydro generation, power and gas delivery, and customer service.

3.               It integrates back office functions across the regulated and non-regulated generation fleet.

4.               It’s scalable – meaning that it can be expanded if Duke Energy were to merge with another utility.

And, the model works within the regulatory framework of all of the states where the new Duke Energy will do business.

59.       Does Cinergy’s current IT consolidation remain in place with the pending merger?

(Added 9/30/05)

ANSWER: Progress on the consolidation continues.  However, given the merger integration work that is now underway, IT management has decided to defer any person going into redeployment or scheduled for relocation in the 4th quarter 2005 / 1st quarter 2006 until the second half of 2006.  This is approximately six people – and these individuals have talked about it with their managers.  The reason for the deferments is to give the IT integration team time to assess the overall IT organizations in both companies, and to ensure the best solution is identified for the combined company.  We do still plan to consolidate Plainfield by the end of 2006.

60.       The Sept. 15 announcement said a shared services function would be established to serve both regulated and unregulated operations. It would be located in the regulated electric business model and include groups like IT. Does this mean that DEBS ITS, Duke Power IT and Cinergy IT will be consolidated?

(Added 9/30/05)

ANSWER: Specific groups that will comprise the shared services function will be determined in the weeks ahead as part of the integration planning efforts that are under way. Those teams began their work on Sept. 15/16 at a kickoff session in Charlotte. Decisions on where specific groups may be located in the merged company will be based on the work of the integration teams. Those decisions will be shared with employees once they’re made.

61.       Please help me to understand how moving Duke employees to Outlook is beneficial.  E-mail is e-mail.  Why do we need to change at all?  What are the financial ramifications?  Cinergy has fewer employees than we do. Would it not be more cost effective to move them to Lotus Notes?

(Added 9/30/05)

ANSWER: One of the integration teams’ primary responsibilities is looking for best practices at both companies.  Outlook is one of those best practices and was found to be a better product.

That said, the integration planning that’s under way is not looking just at how to fit two organizations together, but how to create the foundation for further growth through acquisitions and mergers. Currently, about 70 percent of utilities use Outlook. Also, Cinergy and Duke Energy’s Canadian operations use Outlook. To have an e-mail platform that’s consistent across our company — and compatible with other companies — will enable us to acquire or add companies to the new Duke Energy quickly and relatively seamlessly.

62.       Will our Lotus-Notes-saved memos/notes automatically be transferred into folders within Outlook?

(Added 9/30/05)

ANSWER: It is a little early to answer that question definitively. Once a detailed project plan has been developed, we will be in a better position to address that.

63.       What will happen to Lotus Notes databases and forms once we migrate to MS Outlook?

(Added 9/30/05)

ANSWER: There are numerous Notes electronic forms, databases and applications that have been developed over the years.  Each of these resources will have to be evaluated to determine the significance to the business.  For example, forms that are used frequently would likely be moved initially to the new Outlook environment.   Forms, databases and applications that are deemed by the business to provide less value or are infrequently used would be migrated at a later date or retired.  Converting Notes-based forms and databases will require significant effort, so the work must be prioritized.  We will have a better idea of what will be converted initially as migration plans are finalized.

64.       With respect to the functional integration teams, please explain the difference between the roles of the “trading and marketing” team and the “commercial asset management” team.  The transition teams that were announced drew a differentiation between these two groups. That’s not the way Duke has been doing its domestic business for the last couple years. So can you comment on whether we’ve identified a strategic direction for how these two groups are going to fit into the organization?

(Added 10/21/05)

ANSWER: The commercial asset management (CAM) team will make recommendations for structuring the Midwest unregulated power optimization activities that are currently managed by the Portfolio Optimization group in Cincinnati.  In the future, it will also include the DENA Midwest assets in its recommendations.

The trading and marketing team will evaluate and recommend how to conduct the companies’ trading and marketing activities – with the exception of the CAM team’s activities to optimize Midwest fleet operations.

It’s important to remember that all of our integration teams are charged with evaluating how each company conducts its business and recommending the best way to move forward.  There are many work processes that are currently organized differently in each company that will be evaluated in the coming weeks.  How the integration teams are organized today is not an indication of what future organizations will look like.

65.       Will the documents/information on merger savings be shared with employees? If not, why?

(Added 10/21/05)

ANSWER: You can find that information in the MERGER 101 presentation on iPower at this link.

66.       It has been rumored that 1,500 employees could lose their jobs with this merger.  Is any consideration being given to offering severance packages based on age and length of service?  This could help the older generation who wants to leave and open opportunities for the younger generation.  Will early retirement be offered once the merger has been finalized?

(Added 10/21/05)

ANSWER: As part of the HR merger integration team, there will be a Transition Issues Team that will review Duke Energy’s and Cinergy’s policies and recommend policies for these types of issues.  As decisions are made, they will be communicated to employees when appropriate.

67.       Which specific areas of Duke Energy’s gas business will be impacted by this merger and how?

(Added 10/21/05)

ANSWER: Operationally speaking, DEGT will be largely unaffected by the merger of Duke Energy and Cinergy.  No operational level integration of Cinergy’s gas distribution business and DEGT’s transmission systems is planned at this time.  DEGT’s role on the integration team is to ensure that evolving information technology systems (or other such processes) take into account the requirements of DEGT’s businesses and employees.

68.       A little more than four years ago we spent well in excess of $25 million for what seemed to be an awfully ostentatious trade floor. Senior executives at the time justified the expense saying the 5400 building offered a very unique, literally one-of-a kind open floor plan without the usual center core. As a stockholder I’d like to know what will become of this huge investment?

(Added 10/21/05)
ANSWER: The Trading & Marketing Integration Team announced on 10/21/05 that the decision was made to use Duke Energy’s Westheimer Office Building in Houston for for wholesale gas and power marketing and trading once the Duke Energy/Cinergy merger closes. How and when employees will move to the state-of-the-art Westheimer facility will be determined as part of the ongoing integration process.  Until the merger closes, all DENA and Cinergy employees will continue to work in their respective facilities.  The Midwest Commercial Asset Management and

Cinergy Regulated Portfolio Optimization groups will continue to work out of the Cincinnati, Ohio, offices both before and after the merger closes.

69.       As I look at the merger integration teams that are in place, there appears to be no “new” blood, but rather the same old players, or management’s picks of people they’re comfortable working with.  I realize it’s too late to do anything about any of the team memberships at this point, but when will we ever quit letting the “good ole boy network” rule over inclusion, diversity and getting new and fresh ideas and talent?  What were the criteria for team selection?

(Added 10/21/05)

ANSWER: The teams were selected based on a number of factors, including their knowledge of the day-to-day work and processes and an individual’s experience with the functions that were to be integrated.  HR representatives assisted integration leads by providing input about the skills/abilities and backgrounds for potential candidates. Additionally, there was a conscientious effort to blend the team with both Duke and Cinergy personnel.  The collaboration between representatives from both companies does provide the opportunity to look at new ideas and new methods from a variety of perspectives.

70.       Can we have a list of everyone who is on the subteams – not just the manager and VP level, but everyone?
(Added 10/21/05)

ANSWER: Merger Integration Project Management Office and there is no overall list of all employees serving on the many integration teams and sub-teams.  For a number of the sub-teams, the employees involved are not working full time and there are other employees and subject-matter experts that are brought in to contribute to a team or sub-team as the need arises.  As a result, the makeup of the teams and sub-teams is changing as the phases of the integration progress and is coordinated by each team lead.

71.       Once the merger is in place, will Cinergy employees continue to have the new 401(k) benefit where we get to move our company match into other stocks right away and not have to wait until a certain age before we do this?

(Added 10/21/05)

ANSWER: We expect the new option to continue whereby employees can immediately diversify the investment of the company match into other investment funds. Duke Energy also allows employees to immediately diversify their company match into investment options other than Duke Energy stock.

F. POLICYMAKERS:

(FAQs here for external stakeholder, i.e., Investors, Customers, Policymakers,
Regulators, Suppliers, Partners and Communities, can be
used verbally with these stakeholders.)

1.              Where can I get more information and/or, who can I talk to about the merger? (Added 5/8/05 - Updated 5/24/05)

ANSWER: All publicly available information about the merger can be accessed in the Merger Information Center from either Cinergy.com or Duke-Energy.com. You can also contact the Cinergy representative with whom you have a relationship.

G. SUPPLIERS:

(FAQs here for external stakeholder, i.e., Investors, Customers, Policymakers,
Regulators, Suppliers, Partners and Communities, can be
used verbally with these stakeholders.)

1.              Where can I get more information and/or, who can I talk to about the merger? (Added 5/8/05 - Updated 5/24/05)

ANSWER: All publicly available information about the merger can be accessed in the Merger Information Center from either Cinergy.com or Duke-Energy.com. You can also contact the Cinergy representative with whom you have a relationship.

H. PARTNERS:

(FAQs here for external stakeholder, i.e., Investors, Customers, Policymakers,
Regulators, Suppliers, Partners and Communities, can be
used verbally with these stakeholders.)

1.              What impact does this have on Cinergy’s IGCC and BPL projects, and other joint ventures? (Added 5/8/05)

ANSWER: Our IGCC and BPL projects will continue development. These and other joint-venture development will continue to be evaluated against expected returns and performance metrics, and will be managed based on how well those objectives are met.

2.              Where can I get more information and/or, who can I talk to about the merger?  (Added 5/8/05 - Updated 5/24/05)

ANSWER: All publicly available information about the merger can be accessed in the Merger Information Center from either Cinergy.com or Duke-Energy.com. You can also contact the Cinergy representative with whom you have a relationship.

I. COMMUNITIES:

(FAQs here for external stakeholder, i.e., Investors, Customers, Policymakers,
Regulators, Suppliers, Partners and Communities, can be
used verbally with these stakeholders.)

1.              What impact does this have on Cinergy and Duke Energy’s environmental footprint and emissions, respectively? (Added 5/8/05)

ANSWER: It presents an opportunity for us to diversify our generation fuel mix to include significant hydro, nuclear and natural gas resources, and to optimize our generation to reduce emissions and minimize our environmental footprint.

2.              Where can I get more information and/or, who can I talk to about the merger? (Added 5/8/05 - Updated 5/24/05)

ANSWER: All publicly available information about the merger can be accessed in the Merger Information Center from either Cinergy.com or Duke-Energy.com. You can also contact the Cinergy representative with whom you have a relationship.

Questions about the merger can be submitted in e-mails to the iPeopleCenter on iPower, or by calling iPeopleCenter at (513) 287-3333 or toll-free (866) 466-MYHR (6947). Questions for which there aren’t immediate answers will be captured and answered in this updated document, which resides on iPower.

Forward-Looking Statements

This document includes statements that do not directly or exclusively relate to historical facts. Such statements are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding benefits of the proposed mergers and restructuring transactions, integration plans and expected synergies, anticipated future financial operating performance and results, including estimates of growth. These statements are based on the current expectations of management of Duke and Cinergy. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. For example, (1) the companies may be unable to obtain shareholder approvals required for the transaction; (2) the companies may be unable to obtain regulatory approvals required for the transaction, or required regulatory approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the transaction; (3) conditions to the closing of the transaction may not be satisfied; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the transaction may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies’ expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; (9) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (10) the companies may be adversely affected by other economic, business, and/or competitive factors. Additional factors that may affect the future results of Duke and Cinergy are set forth in their respective filings with the Securities and Exchange Commission (“SEC”), which are available at www.duke-energy.com/investors and www.cinergy.com/investors, respectively. Duke and Cinergy undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

 In connection with the proposed transaction, a registration statement of Duke Energy Holding Corp. (Registration No. 333-126318), which includes a preliminary prospectus and a preliminary joint proxy statement of Duke and Cinergy, and other materials have been filed with the SEC and are publicly available. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT-PROSPECTUS WHEN IT BECOMES AVAILABLE AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT DUKE, CINERGY, DUKE ENERGY HOLDING CORP., AND THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the joint proxy statement-prospectus as well as other filed documents containing information about Duke and Cinergy at http://www.sec.gov, the SEC’s website. Free copies of Duke’s SEC filings are also available on Duke’s website at www.duke-energy.com/investors, and free copies of Cinergy’s SEC filings are also available on Cinergy’s website at www.cinergy.com/investors.

Participants in the Solicitation

Duke, Cinergy and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Duke’s or Cinergy’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of Duke is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 31, 2005. Information regarding the officers and directors of Cinergy is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on March 28, 2005. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.